FILED PURSUANT TO RULE 424(B)(3)
                                                          FILE NUMBER: 333-77055

                                                SUPPLEMENT  NO. 9 DATED DECEMBER
                                                19,   2000  TO  BE   USED   WITH
                                                PROSPECTUS  DATED AUGUST 3, 1999
                                                AND SUPPLEMENT  NO.5,6,7,8 DATED
                                                MARCH 21,  MAY 31,  JUNE  20 AND
                                                SEPTMEBER 20, 2000,RESPECTIVELY.



                   SUPPLEMENT NO. 9 DATED DECEMBER 19, 2000
                      TO PROSPECTUS DATED AUGUST 3, 1999
                              APPLE SUITES, INC.

     The following information supplements the prospectus of Apple Suites, Inc. dated August 3, 1999 and is part of the prospectus. This Supplement No. 9 relates to matters that have changed or occurred since September 20, 2000. Other important matters were discussed in Supplement No. 5 (which incorporated and replaced all prior Supplements), Supplement No. 6, Supplement No. 7 and Supplement No. 8.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE PROSPECTUS, SUPPLEMENT NO. 5, SUPPLEMENT NO. 6, SUPPLEMENT NO. 7, SUPPLEMENT NO. 8 AND THIS SUPPLEMENT NO. 9.


                    TABLE OF CONTENTS FOR SUPPLEMENT NO. 9



Status of the Offering ...........................................   S-2
Recent Developments ..............................................   S-2
Selected Financial Information ...................................   S-4
Index to Financial Statements, Related Management's Discussion and
 Analysis and Pro Forma Financial Statements .....................   F-1


     The prospectus and the supplements contain forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of common shares, future economic, competitive and market conditions and future business decisions. All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                            STATUS OF THE OFFERING

     We completed the minimum offering of common shares at $9 per share on August 23, 1999. We are continuing the offering at $10 per common share in accordance with the prospectus.

     As of December 19, 2000, we had closed on the following sales of our common shares:




                                                           PROCEEDS NET OF SELLING
   PRICE PER           NUMBER OF             GROSS        COMMISSIONS AND MARKETING
 COMMON SHARE     COMMON SHARES SOLD       PROCEEDS           EXPENSE ALLOWANCE
--------------   --------------------   --------------   --------------------------
$ 9                  1,666,666.67         $15,000,000             $13,500,000
$10                  6,999,670.00          69,996,700              62,997,030
                     ------------         -----------             -----------
      TOTALS         8,666,336.67         $84,996,700             $76,497,030
                     ============         ===========             ===========


     We have used the net proceeds of our offering to acquire, by deed or lease, a total of 13 extended-stay hotels, which collectively have 1,453 suites. We hold these hotels directly or through our wholly-owned subsidiaries. For simplicity, we will refer to these hotels as "our hotels." All of our hotels have franchises with Homewood Suites(Reg. TM) by Hilton, which is a registered service mark of Hilton Hotels Corporation.



                              RECENT DEVELOPMENTS

     As described in Supplement No. 5 to the prospectus, under the heading "Summary of Material Contracts - Master Hotel Lease Agreements," we lease our hotels to Apple Suites Management, Inc. or a subsidiary of Apple Suites Management, Inc. This is because under current income tax law, we are prohibited from operating our hotels directly and can only operate them through the use of an independent lessee. All of the stock of Apple Suites Management, Inc. is owned by Glade M. Knight, our President and Chief Executive Officer.

     As described in the section referred to in the previous paragraph as well as in Supplement No. 5 under "Property Acquisitions - Potential Economic Risk and Benefit Involving Apple Suites Management," the master hotel lease agreements were structured to minimize, to the extent possible, the economic benefit to Apple Suites Management, Inc. from operation of the hotels and to maximize the rental income we receive from the hotels. However, as indicated in that discussion, the leases are designed to have true economic substance and accordingly can result in a net economic risk or benefit to Apple Suites Management, Inc.

     As described in Supplement No. 5 under the heading "Management's Discussion and Analysis - REIT Modernization Act," in December 1999, the REIT Modernization Act ("RMA") was signed into law. The most important feature of this legislation to us is the ability under certain conditions to operate our hotels through a taxable REIT subsidiary without using a third party lessee. This provision of the RMA is effective after December 31, 2000. Our master hotel lease agreements provide for termination of the lease agreements based on changes in the tax law such as the RMA, subject to the payment by us to the lessees of the fair market value of the leases as of the termination.

     In light of the RMA, our Board of Directors, in consultation with certain third-party financial advisors, undertook an analysis of the potential advantages to us of terminating the leases with the third-party lessees and taking advantage of the provisions of RMA by operating the hotels directly through one or more taxable REIT subsidiaries. Based on this evaluation, the Board of Directors unanimously approved the termination of the leases with the third-party lessees.

     Based upon its evaluation and consultations with its financial advisors, the Board of Directors (including all independent directors) concluded that the fair market value to be paid to Apple Suites Management, Inc. for such termination was $900,000. Accordingly, we will pay to Glade M. Knight, in exchange for all of the issued and outstanding stock of Apple Suites Management, Inc. the sum of $900,000 and Apple Suites Management, Inc. will thereby become a wholly-owned subsidiary of ours. Thus, the hotels will be operated pursuant to leases between us (or our subsidiaries), as lessor, and Apple Suites Management, Inc., as lessee (with respect to all properties except those in Texas) or Apple Suites Services Limited Partnership, as lessee (with respect to those properties in Texas). We will directly own Apple Suites Management, Inc. and indirectly own Apple Suites Services Limited Partnership, each of which will be a taxable REIT subsidiary of ours.

     Our Board of Directors determined that this purchase was in our best interest because it provides the following advantages to us:

     o It increases our control and influence over the hotels and the hotels' manager since we will own and control the lessees directly, whereas previously the lessee was owned and controlled by Mr. Knight.

     o Previously, if total revenue from hotel operations exceeded required rental payments under the lease agreements, the net revenue was the property of Apple Suites Management, Inc. or its subsidiary (and thus effectively belonged to Mr. Knight, as that company's sole shareholder); under the revised structure the lessee will be wholly-owned by us and no such net revenue will inure to any party other than us.

     o The purchase simplifies our overall organizational structure, eliminates a conflict of interest between us and the lessee and potentially reduces certain administrative costs relative to the operation of the hotels and the administration of the leases.

     The purchase of the stock of Apple Suites Management, Inc. by us is expected to be effective as of January 1, 2001.

                        SELECTED FINANCIAL INFORMATION

        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (EXCEPT AS NOTED)



INCOME STATEMENT DATA
REVENUES:
Lease revenue ......................................................      $ 11,829,752
Interest income and other revenue ..................................           222,504
                                                                          ------------
Total revenue ......................................................        12,052,256
EXPENSES:
Taxes, insurance, and other ........................................         1,610,940
General and administrative .........................................           843,363
Depreciation .......................................................         2,019,742
Interest ...........................................................         5,023,329
                                                                          ------------
Total expenses .....................................................         9,497,374
Net income .........................................................      $  2,554,882
                                                                          ============
Earnings per share - basic and diluted .............................      $       0.58
Distributions to common shareholders ...............................      $  1,991,558
Weighted-average common shares outstanding .........................         4,419,681
BALANCE SHEET DATA AT SEPTEMBER 30, 2000:
Cash and cash equivalents ..........................................      $  2,314,096
Investment in hotels, net ..........................................      $124,911,597
Total assets .......................................................      $133,707,837
Notes payable - secured ............................................      $ 72,780,500
Shareholders equity ................................................      $ 55,809,920
OTHER DATA
CASH FLOW FROM:
Operating activities ...............................................      $  3,078,573
Investing activities ...............................................     ($  9,401,304)
Financing activities ...............................................      $  8,055,483
Number of hotels owned at September 30, 2000 .......................                13
Number of hotel rooms (suites) owned at September 30, 2000 .........             1,453
FUNDS FROM OPERATIONS CALCULATION
Net income .........................................................      $  2,554,882
Depreciation of real estate owned ..................................         2,019,742
                                                                          ------------
Funds from operations (a) ..........................................      $  4,574,624
                                                                          ============

----------
(a) Funds from operations is defined as income before gains (losses) on investments and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation and after adjustment for significant nonrecurring items, if any. We consider funds from operations in evaluating property acquisitions and operating performance, and believe that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of our operating performance and liquidity. Funds from operations, which may not be comparable to other similarly titled measures of other REITs, does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

                              APPLE SUITES, INC.
                        INDEX TO FINANCIAL STATEMENTS,
                 RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS
                                      AND
                        PRO FORMA FINANCIAL STATEMENTS




                                                                                    PAGE
                                                                                   -----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS ...................................................................... F-2

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Apple Suites, Inc.

  Consolidated Balance Sheets as of September 30, 2000 and December 31, 1999 ..... F-6

  Consolidated Statements of Operations for the three months ended
   September 30, 2000 and September 30, 1999, for the nine months ended
   September 30, 2000 and for the period March 26, 1999 through
   September 30, 1999 ............................................................ F-7

  Consolidated Statement of Shareholders' Equity for the nine months ended September 30, 2000 ...................................................... F-7

  Consolidated Statement of Cash Flows for the nine months ended
   September 30, 2000 and for the period March 26, 1999 through
   September 30, 1999 ............................................................ F-8

  Notes to Consolidated Financial Statements ..................................... F-10

Apple Suites Management, Inc.

  Consolidated Balance Sheets as of September 30, 2000 and December 31, 1999 ..... F-15

  Consolidated Statements of Operations and Retained Deficit for the three months ended September 30, 2000, for the period September 1, 1999 through
   September 30, 1999, for the nine months ended September 30, 2000, and for the period September 1, 1999 through September 30, 1999 ....................... F-16

  Consolidated Statement of Cash Flows for the nine months ended
   September 30, 2000 and for the period September 1, 1999 through
   September 30, 1999 ............................................................ F-17

  Notes to Consolidated Financial Statements ..................................... F-18

PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

Apple Suites, Inc.

Pro Forma Condensed Consolidated Statements of Operations for the year ended
  December 31, 1999 and the nine months ended September 30, 2000 ................. F-20

Notes to Pro Forma Condensed Consolidated Statements of Operations ............... F-23

Apple Suites Management, Inc.

  Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 .......... F-24

  Notes for Pro Forma Condensed Consolidated Statements of Operations ............ F-27


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     (By Apple Suites, Inc. for the Dates or Periods, as Applicable, Addressed by the Accompanying Financial Statements)

GENERAL

     We  acquired  13  hotels  with  1,453 suites (two hotels with 235 suites in
2000) from Promus Hotels, Inc. (or its affiliates), which is now a wholly-owned subsidiary of Hilton Hotels Corporation. All of our hotels are leased to Apple Suites Management, Inc., or its subsidiary (the "Lessee") pursuant to two master hotel lease agreements. Each master hotel lease agreement obligates the Lessee to pay rent equal to the sum of an annual base rent, a quarterly percentage rent and a quarterly sundry rent. The Lessee's ability to make these rent payments to us is dependent primarily upon the operations of the hotels. See Note 5 to our consolidated financial statements for further lease information.

     The hotels are licensed to operate under the Homewood Suites(Reg. TM) by Hilton franchise pursuant to separate license agreements. The Lessee engages Promus Hotels, Inc. to manage and operate the hotels under separate hotel management agreements. We are externally advised and have contracted with Apple Suites Advisors, Inc. (the "Advisor") to manage our day-to-day operations and to make investment decisions. We have contracted with Apple Suites Realty Group, Inc. ("ASRG") to provide brokerage and acquisition services in connection with our hotel acquisitions. The Lessee, the Advisor, and ASRG are all owned by Mr. Glade Knight, our Chairman. See Note 5 to our consolidated financial statements for further information on related-party transactions.

RESULTS OF OPERATIONS

     APPLE SUITES, INC.

     Revenues: Because we commenced operations effective September 1, 1999, a comparison to the same period of 1999 is not meaningful. During the three and nine months ended September 30, 2000, we had lease revenues of $4,587,021 and $11,829,752, respectively. During September 1999, we had lease revenues of $417,306. All of our lease revenue is derived from the master hotel lease agreements.

     Our other income for the three and nine months ended September 30, 2000 consists of $35,701 and $136,862, respectively, of interest income earned from the investments of our cash and cash reserves. During September 30, 2000, we earned interest of $40,114 and $85,642, respectively, on the promissory notes payable by the Lessee for our funding of franchise fees, hotel supplies and working capital. During September 1999, we earned interest income of $64,370. The promissory notes were not in place as of September 30, 1999.

     Expenses: Our expenses consist of property taxes, insurance, general and administrative expenses, interest on notes payable and depreciation on the hotels. Total expenses, exclusive of interest and depreciation, for the three and nine months ended September 30, 2000 were $539,626 and $2,454,303, respectively, or 12% and 20%, respectively, of total revenue. During September 1999, these expenses were $115,757 or 24% of total revenue.

     The interest expense was $1,963,591 and $5,023,329, respectively, for the three and nine months ended September 30, 2000 or 42% of total revenues for both periods. Interest expense represented interest on short-term notes payable to Promus Hotels, Inc. at a rate of 8.5%, interest on the short-term loan with First Union at a rate of 8.6% and interest on the secured notes with First
Union at a rate of 9%. We amortized as interest expense deferred financing costs of $90,983 in the three and nine months ended September 30, 2000. Interest expense during September 1999 was $229,701 or 48% of total revenue and represented interest on short-term notes payable from Promus Hotels, Inc.

     The depreciation expense was $800,496 and $2,019,742, respectively, for the three and nine months ended September 30, 2000. During September 1999, depreciation expense was $97,510.

     Taxes, insurance, and other was $408,385 and $1,610,940 respectively, for the three and nine months ended September 30, 2000 or 9% and 13%, respectively, of total revenue. During September 1999, these expenses were $79,729 or 17% of total revenue.

     The general and administrative expense totaled 3% and 7%, respectively, for the three and nine months ended September 30, 2000 of total revenues. During September 1999, these expenses were 7% of total revenues. These expenses represent our administrative expenses. We expect these percentages to decrease as our asset base grows.


     APPLE SUITES MANAGEMENT, INC.

     Revenues: As operations commenced effective September 1, 1999, a comparison to 1999 is not meaningful. Total revenues for the three and nine months ended September 30, 2000 were $10,652,538 and $27,706,275, respectively. Total revenues consist primarily of suite revenue, which was $10,112,731 and $26,274,917 for the three and nine months ended September 30, 2000, respectively. During September 1999, total revenue was $1,021,152, which consists primarily of suite revenue of $961,604.

     For  the  three  and  nine  months  ended  September  30,  2000 the average occupancy rate was 78% and 78%, respectively, average daily rate was $96 and $93, respectively, and revenue per available room was $75 and $73, respectively. During September 1999, the average occupancy rate was 80%, the average daily rate was $84, and revenue per available room was $67.

     Expenses: Total expenses for the three and nine months ended September 30, 2000 were $10,739,803 and $27,809,969. Rent expense represents $4,587,021 and
$11,829,752 for the three and nine months ended September 30, 2000, respectively or 43% of total revenue. During September 1999, total expenses were $976,076 or 96% of total revenues and rent expense represented $417,306 or 41% of total revenues.

     The Lessee has agreed to pay Promus Hotels, Inc. a fee of 4% of total revenue for management of the hotels. The Lessee has also agreed to pay Promus Hotels, Inc. 4% of suite revenue to cover fees for the Homewood Suites(Reg. TM) by Hilton franchise and 4% of suite revenue to participate in its reservation system and benefit from its national brand marketing. Total expenses for these services were $1,186,965 and $3,157,281 for the three and nine months ended September 30, 2000, respectively. During September 1999, these expenses were $117,697.

LIQUIDITY AND CAPITAL RESOURCES

     During 2000, we sold 3,061,471 of our common shares, at $10 per share, to investors (inclusive of reinvestment of distributions). The total gross sale proceeds were $30,614,698, which netted $27,148,596 to us after the payment of selling commissions and other offering costs.

     The Lessee's obligations under the master hotel lease agreements are unsecured. The Lessee has limited capital resources, and, accordingly its ability to make rent payments is substantially dependent on the ability of the Lessee to generate sufficient cash flow from operations of the hotels. We have certain rights to cancel a master hotel lease agreement if the Lessee does not perform under the applicable terms.

     On May 8, 2000, the Company acquired a 123-room hotel located in Malvern, Pennsylvania for $15,489,000. On June 30, 2000, the Company acquired a 112-room hotel located in Boulder, Colorado for $14,885,000.

     To support the Lessee's obligations, the Lessee has received two funding commitments of $1 million each from Mr. Knight and ASRG, respectively (together "Payor"). The funding commitments are contractual obligations of the Payor to pay funds to the Lessee. Funds paid to the Lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the Lessee or the Lessee's payment obligations under the master hotel lease agreements, do not represent indebtedness, and are not subject to interest. The funding commitments terminate upon the expiration of the master hotel lease agreements, a written agreement between the Payor and the Lessee, or the payment of all commitment amounts by the Payor to the Lessee. As of September 30, 2000, no contributions have been made by the Payor to the Lessee under the funding commitments.

     Notes payable: In conjunction with our purchase of the 13 hotels, we made promissory notes payable to the order of Promus Hotels, Inc. in the aggregate amount of $91,350,000. The notes provide for an effective interest rate of 8.5% per annum. On September 8, 2000, we refinanced much of this short-term debt with loans from First Union in the amount of $60,000,000. These loans were used to repay the four promissory notes we executed in 1999 when acquiring 11 of the hotels. Of the $60,000,000 total, $50,000,000 is repayable over 10 years. The loan bears a fixed interest rate of 9% per annum and is secured by 11 of our hotels. Repayment will be made in monthly principal and interest installments over the next 10 years. The remaining $10,000,000 represented a short-term loan of which $6,500,000 was repaid during the quarter and the remaining was paid on October 25, 2000, with proceeds from our equity offering. This loan bore an interest rate of 8.6% per annum.

     Two notes (totaling $22,780,500) executed in conjunction with the Boulder and Philadelphia acquisitions remain in place and mature on April 28, 2001. The notes bear a fixed interest rate of 8.5% and are secured by the two hotels. Interest payments are due monthly. Principal payments are to be made to the extent of net equity proceeds from the offering of common shares.

     The Company paid $5,175,944 in interest for the period ended September 30, 2000.

     Cash and cash equivalents: Cash and cash equivalents totaled $2,314,096 at September 30, 2000.

     Capital requirements: We have an ongoing capital commitment to fund our capital improvements. We are required under the master lease agreement to make an amount up to 5% of suite revenue available monthly to the Lessee for the repair, replacement, or refurbishing of furniture, fixtures, and equipment on a cumulative basis, provided that such amount may be used for capital expenditures made by us with respect to the hotels. We expect that this amount will be adequate to fund the required repair, replacement, and refurbishments and to maintain our hotels in a competitive condition. At September 30, 2000, $388,467 was held by Promus for these capital improvement reserves. In addition, in accordance with the franchise agreements, $294,873 was held for the property improvement plan with a financial institution and treated as restricted cash. We capitalized improvements of $1,818,608 in 2000.

     We plan to have monthly equity closings in 2000, until the offering is fully funded, or until such time as we may opt to discontinue the offering. We anticipate that the equity funds will be invested in additional hotels and will be used to make principal payments on the notes incurred in conjunction with our current hotels.

     Capital resources are expected to grow with the future sale of our common shares. Approximately 44% of the 2000 common share dividend distribution, or $1,201,600 was reinvested in additional common shares. In general, our liquidity and capital resources are believed to be more than adequate to meet our cash requirements during 2000, given current and anticipated financing arrangements.

     Seasonality: The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at our hotels may cause quarterly fluctuations in our lease revenues, particularly during the fourth quarter, to the extent that we receive percentage rent. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in lease revenue, we expect to utilize cash on hand or funds from equity raised through our "best efforts" offering to make distributions.

     Market Risk Disclosures: The Company is subject to changes in the fair market value of its fixed-rate secured debt at September 30, 2000.

                              APPLE SUITES, INC.
                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)




                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                     2000            1999
                                                               --------------- ---------------
ASSETS
  Investment in hotels -net of accumulated depreciation
   of $2,515,951 and $496,209, respectively...................  $ 124,911,597   $ 93,719,632
  Cash and cash equivalents ..................................      2,314,096        581,344
  Restricted cash ............................................        294,873      1,023,721
  Rent receivable from Apple Suites Management, Inc. .........      2,425,809      2,123,136
  Notes and other receivables from Apple Suites
   Management, Inc. ..........................................      1,805,011        717,019
  Capital improvement reserve ................................        388,467        753,927
  Prepaid expenses ...........................................        255,147        270,229
  Other assets ...............................................      1,312,837        300,000
                                                                -------------   ------------
   Total Assets ..............................................  $ 133,707,837   $ 99,489,008
                                                                =============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
  Notes payable-secured ......................................  $  72,780,500   $ 68,569,500
  Notes payable-unsecured ....................................      3,500,000             --
  Interest payable ...........................................        222,542        466,140
  Accounts payable ...........................................        255,120         65,214
  Accrued expenses ...........................................      1,038,664        868,668
  Account payable-affiliate ..................................        101,091        708,751
  Distributions payable ......................................             --        712,735
                                                                -------------   ------------
   Total Liabilities .........................................     77,897,917     71,391,008
                                                                =============   ============
SHAREHOLDERS' EQUITY
  Common stock, no par value, authorized 200,000,000
   shares; issued and outstanding 6,490,885 shares and
   3,429,414, respectively ...................................     55,739,856     28,591,260
  Class B convertible stock, no par value, authorized
   240,000 shares; issued and outstanding 240,000 shares               24,000         24,000
  Distributions (greater) less than net income ...............         46,064       (517,260)
                                                                -------------   ------------
   Total Shareholders' Equity ................................     55,809,920     28,098,000
                                                                -------------   ------------
   Total Liabilities and Shareholders' Equity ................  $ 133,707,837   $ 99,489,008
                                                                =============   ============


          See accompanying notes to consolidated financial statements.

                               APPLE SUITES INC.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)



                                                                                          FOR THE PERIOD
                                         THREE MONTHS    THREE MONTHS     NINE MONTHS     MARCH 26, 1999
                                            ENDED           ENDED            ENDED           THROUGH
                                        SEPTEMBER 30,   SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                             2000            1999             2000             1999
                                       --------------- --------------- ----------------- ---------------
REVENUES:
  Lease revenue ......................  $  4,587,021     $  417,306      $  11,829,752     $  417,306
  Interest income and other
   revenue ...........................        75,815         64,370            222,504         64,370
EXPENSES:
  Taxes, insurance and other .........       408,385         79,729          1,610,940         79,729
  General and administrative .........       131,241         36,028            843,363         36,028
  Depreciation of real estate
   owned .............................       800,496         97,510          2,019,742         97,510
  Interest ...........................     1,963,591        229,701          5,023,329        229,701
                                        ------------     ----------      -------------     ----------
   Total expenses ....................     3,303,713        442,968          9,497,374        442,968
                                        ------------     ----------      -------------     ----------
Net income ...........................  $  1,359,123     $   38,708      $   2,554,882     $   38,708
                                        ============     ==========      =============     ==========
Basic and diluted earnings per
  common share .......................  $       0.25     $     0.02      $        0.58     $     0.02
                                        ============     ==========      =============     ==========
Dividends declared per common
  share ..............................  $       0.26     $       --      $        0.76     $       --
                                        ============     ==========      =============     ==========

                              APPLE SUITES, INC.
          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)



                                                                CLASS B
                                      COMMON STOCK          CONVERTIBLE STOCK     DISTRIBUTIONS
                              --------------------------- -----------------------    (GREATER)         TOTAL
                                 NUMBER                     NUMBER                    THAN        SHAREHOLDERS'
                               OF SHARES       AMOUNT      OF SHARES     AMOUNT     NET INCOME        EQUITY
                              ----------- --------------- ----------- ----------- -------------- ----------------
Balance at
 December 31, 1999 ..........  3,429,414   $ 28,591,260     240,000    $ 24,000    $   (517,260)   $ 28,098,000
Net proceeds from the
 sale of common
 shares .....................  2,927,903     25,946,996          --          --              --      25,946,996
Net income ..................         --             --          --          --       2,554,882       2,554,882
Cash distributions
 declared and paid to
 shareholders ($.76 per
 share) .....................         --             --          --          --      (1,991,558)     (1,991,558)
Common stock issued
 through reinvestment
 of distribution ............    133,568      1,201,600          --          --              --       1,201,600
                               ---------   ------------     -------    --------    ------------    ------------
Balance at
 September 30, 2000 .........  6,490,885   $ 55,739,856     240,000    $ 24,000    $     46,064    $ 55,809,920
                               =========   ============     =======    ========    ============    ============

          See accompanying notes to consolidated financial statements.

                              APPLE SUITES, INC.
                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)



                                                                                   FOR THE PERIOD
                                                                NINE MONTHS        MARCH 26, 1999
                                                                   ENDED              THROUGH
                                                            SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                                                           -------------------- -------------------
Cash flow from operating activities:
  Net income .............................................    $   2,554,882        $     38,708
  Adjustments to reconcile net income to net cash
   provided by operating activities
  Depreciation of real estate owned ......................        2,019,742              97,510
  Amortization of deferred financing costs ...............           90,983                  --
   Changes in operating assets and liabilities:
     Prepaid expenses ....................................           15,082              (4,522)
     Rent and notes receivable from Apple Suites
       Management, Inc. ..................................       (1,326,259)           (455,592)
     Other assets ........................................          215,499             (48,577)
     Accounts payable ....................................          189,906               8,303
     Accounts payable-affiliates .........................         (607,660)                 --
     Accrued expenses ....................................          169,996              85,076
     Interest payable ....................................         (243,598)             69,205
                                                              -------------        ------------
       Net cash provided by (used in) operating
         activities ......................................        3,078,573            (209,889)
Cash flow from investing activities:
  Cash paid for acquisitions of hotels ...................       (8,741,849)         (9,254,301)
  Additions to restricted cash for property
   improvement plan ......................................         (724,300)                 --
  Loan to Apple Suites Management, Inc. ..................               --            (263,350)
  Payments received on notes receivable ..................           64,845                  --
                                                              -------------        ------------
       Net cash used in investing activities .............       (9,401,304)         (9,517,651)
Cash flow from financing activities:
  Repayment of secured notes payable .....................      (68,569,500)                 --
  Repayment of unsecured notes payable ...................       (6,500,000)                 --
  Proceeds from secured notes payable ....................       60,000,000                  --
  Net proceeds from issuance of common shares ............       27,148,596          20,629,226
  Payment from officer-shareholder for Class B
   shares ................................................               --              24,000
  Cash distributions paid to shareholders ................       (2,704,293)                 --
  Cash payments for deferred financing costs .............       (1,319,320)                 --
                                                              -------------        ------------
       Net cash provided by financing activities .........        8,055,483          20,653,226
       Increase in cash and cash equivalents .............        1,732,752          10,925,686
Cash and cash equivalents, beginning of period ...........          581,344                 100
                                                              -------------        ------------
Cash and cash equivalents, end of period .................    $   2,314,096        $ 10,925,786
                                                              =============        ============

                              APPLE SUITES, INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)


                                                                                  FOR THE PERIOD
                                                               NINE MONTHS        MARCH 26, 1999
                                                                  ENDED              THROUGH
                                                          SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                                                          -------------------- -------------------
Supplemental cash flow information:
Interest paid ...........................................    $   5,175,944         $      7,159
Non-cash transaction:
       Notes payable-secured issued by seller in
         connection with hotel acquisitions .............    $  22,780,500         $ 26,625,000
       Capital improvements made from restricted
         cash and capital improvement reserve ...........    $  (1,818,608)        $         --
       Reduction in capital improvement reserve .........          365,460                   --
       Reduction in restricted cash for property
         improvement plan ...............................        1,453,148                   --


          See accompanying notes to consolidated financial statements.

                              APPLE SUITES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                              SEPTEMBER 30, 2000


(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Apple Suites, Inc., together with its subsidiaries, (the "Company") is a Virginia corporation formed in March of 1999 and commenced operations as a hotel real estate investment trust on September 1, 1999, the effective date of its first four hotel acquisitions. The accompanying consolidated financial statements include the accounts of the Company along with its subsidiaries. All significant intercompany transactions and balances have been eliminated.


Basis of Presentation

     The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the period ended December 31, 2000. These consolidated financial statements should be read in conjunction with the Company's December 31, 1999 Annual Report on Form 10-K.

     Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.

     Apple Suites, Inc., (the "Company") leased to Apple Suites Management, Inc. or its subsidiary (the "Lessee") all of its hotels acquired to date.

     The Lessee hired Promus Hotels, Inc. ("Promus"), a wholly owned subsidiary of Hilton Hotels Corporation ("Hilton") to manage the Company's hotels under the terms of a management agreement between Promus and the Lessee.


Relationship with Lessee

     The Company must rely on the Lessee to generate sufficient cash flow from the operation of the hotels to enable the Lessee to meet its rent obligation to the Company under the master hotel lease agreement ("Percentage Leases"). At September 30, 2000, the Lessee's rent payable to the Company amounted to $2,425,809. The terms under the Percentage Leases allow quarterly percentage rent to be paid 45 days following the quarter-end. Amounts were paid by the Lessee in November 2000.

     The Company did not have any items of comprehensive income requiring separate reporting and disclosure for the periods presented.

(2) INVESTMENT IN HOTELS

     At September 30, 2000, the Company owned 13 hotels. Investment in hotels at September 30, 2000 consists of the following:



     Land ..................................    $ 20,437,614
     Building ..............................     104,665,801
     Furniture and equipment ...............       2,324,133
                                                ------------
                                                $127,427,548
     Less accumulated depreciation .........      (2,515,951)
                                                ------------
                                                $124,911,597
                                                ------------


     On May 8, 2000, the Company acquired a 123-room hotel located in Malvern, Pennsylvania for $15,489,000. On June 30, 2000, the Company acquired a 112-room hotel located in Boulder, Colorado for $14,885,000.


(3) NOTES PAYABLE

     In conjunction with the purchase of 13 hotels, notes were executed by the Company made payable to the order of Hilton in the amount of $91,350,000 ($22,780,500 in 2000 and $68,569,500 in 1999). On September 8, 2000, the
Company refinanced much of this short-term debt with loans from First Union in the amount of $60,000,000. These loans were used to repay the four promissory notes the Company executed in 1999 when acquiring 11 of the hotels. Of the $60,000,000 total, $50,000,000 is repayable over 10 years. The loan bears a fixed interest rate of 9% per annum and is secured by 11 of our hotels. Repayment will be made in monthly principal and interest installments over the next 10 years. In connection with the loan, the Company incurred $1.3 million of financing costs which will be amortized over a 10 year period. The remaining $10,000,000 represented a short-term loan which was repaid on October 25, 2000, with proceeds from the Company's equity offering. The loan bore an interest rate of 8.6% per annum.

     The aggregate maturities of the secured notes payable for the five years subsequent to September 30, 2000 are as follows:



     2000 ..............   $    76,936
     2001 ..............       500,565
     2002 ..............       548,201
     2003 ..............       600,370
     2004 ..............       644,604
     Therafter .........    47,629,324
                           -----------
                           $50,000,000


     Two notes (totaling $22,780,500) executed in conjunction with the Boulder and Philadelphia acquisitions remain in place and mature on April 28, 2001. The notes bear a fixed interest rate of 8.5% and are secured by the two hotels. Interest payments are due monthly. Principal payments are to be made to the extent of net equity proceeds from the offering of common shares.

     The Company paid $5,175,944 in interest for the period ended September 30, 2000. During the quarter, the Company made a principal payment of $6,500,000 on the $10,000,000 First Union loan.


(4) SHAREHOLDERS' EQUITY


     The Company is raising equity capital through a "best-efforts" offering of shares by David Lerner Associates, Inc. (the "Managing Dealer"), which will receive selling commissions and a marketing expense allowance based on proceeds of the shares sold. The Company received gross proceeds of $29,279,030 from the sale of 2,927,903 shares at $10 per share during the nine month period ended September 30, 2000. The net proceeds of the offering, after deducting selling commissions and other offering costs were $25,946,996 for the period.


     The Company provides a plan which allows shareholders to reinvest distributions in the purchase of additional shares of the Company ("Additional Share Option"). Of the total proceeds raised from common shares during the period ended September 30, 2000, $1,335,677 (net $1,201,600) was provided through the reinvestment of distributions.


(5) COMMITMENTS AND RELATED PARTIES


     The Company receives rental income from the Lessee under the Percentage Leases which expire in 2009 and 2010, subject to earlier termination by the Company with 30 days notice. The Leases contain two optional five-year extensions. The rent due under the Percentage Leases is the sum of base rent and percentage rent. Percentage rent is calculated by multiplying fixed percentages by the total amounts of suite revenues with reference to specified threshold amounts. Both the base rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the Consumer Price Index ("CPI"). The Company earned rents of $11,829,752 and $417,306 for the nine month period ended September 30, 2000 and 1999, respectively.


     Under the Percentage Leases, the Company is obligated to pay the costs of real estate and personal property taxes, property insurance, maintenance of underground utilities and structural elements of the hotels. The Company is committed under certain agreements to fund 5% of suite revenues per month for capital expenditures to include periodic replacement or refurbishment of furniture, fixtures, and equipment. At September 30, 2000, $388,467 was held by Promus for these capital improvement reserves. In addition, in accordance with the franchise agreements, $294,873 was held for the property improvement plan with a financial institution and treated as restricted cash.


     The Lessee engages Promus as a third-party manager to operate the hotels leased by it and pays the manager based on a percentage fee of 4% of adjusted gross revenues. During the first two years of the management agreement, a portion of the management fee equal to 1% of adjusted gross revenues is subordinated to the Lessee's receipt of a return equal to 11% of the purchase price of the hotel

(including property improvements required by the franchise agreements). The Lessee pays the manager a franchise fee and a marketing fee, equal to 4% of gross suite revenues, respectively.

     The Company loaned the Lessee $673,650 for franchise fees, $145,300 for hotel supplies and $1,040,000 for working capital for the 13 hotels since inception. The debt agreements are evidenced by promissory notes bearing interest at a rate of 9% per annum. Principal and interest payments are due monthly. The promissory notes have various maturity dates through July 2010.

     The Company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to acquire and dispose of real estate assets for the Company. In accordance with the contract ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. For the nine months ended September 30, 2000 and 1999, ASRG earned $607,480 and $710,000, respectively, under this agreement.

     The Company has contracted with Apple Suites Advisors, Inc. ("ASA") to advise and provide day-to-day management services to the Company. In accordance with the contract, the Company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the Company in addition to certain reimbursable expenses. For the nine months ended September 30, 2000 and 1999, ASA earned $86,122 and $4,928, respectively.

     The Lessee, ASRG and ASA are 100% owned by Glade M. Knight, Chairman and President of the Company. ASRG and ASA may purchase in the "best efforts" offering up to 2.5% of the total number of shares of the Company sold in the offering.

     Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone Realty Income Trust, Inc., an apartment REIT. During 2000, Cornerstone Realty Income Trust, Inc. provided the Company with services and rental space and was paid approximately $246,000.

(6) EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share in accordance with FAS 128:




                                 THREE MONTHS   NINE MONTHS   THREE MONTHS   NINE MONTHS
                                     ENDED         ENDED          ENDED         ENDED
                                    9/30/00       9/30/00        9/30/99       9/30/99
                                -------------- ------------- -------------- ------------
Numerator:
  Net income
  Numerator for basic and
   Diluted earnings ...........  $ 1,359,123   $ 2,554,882     $   38,708   $  38,708
Denominator:
  Denominator for basic
   Earnings per share-weighted-
   Average shares .............    5,426,002     4,419,681      2,286,052   2,286,052
Effect of dilutive securities:
  Stock options ...............        2,200         2,200             --          --
                                 -----------   -----------     ----------   ---------

                                         THREE MONTHS  NINE MONTHS   THREE MONTHS   NINE MONTHS
                                            ENDED         ENDED          ENDED         ENDED
                                           9/30/00       9/30/00        9/30/99       9/30/99
                                        ------------- ------------- -------------- -------------
  Class B Convertible Shares* .........
  Denominator for diluted
   earnings per share-adjusted
   weighted- average shares and
   assumed conversions ................ 5,428,202     4,421,881        2,286,052   2,286,052
                                        ---------     ---------        ---------   ---------
  Basic and diluted earnings per
   Common share ....................... $   0.25      $   0.58       $      0.02   $   0.02
                                        ---------     ---------      -----------   ---------


*Class B Convertible Shares are not included in earnings per common share calculation until such time it becomes probable that such shares can be converted to common shares.


(7) ACQUISITIONS

     The following unaudited pro forma information for the nine months ended September 30, 2000 and 1999 is presented as if the acquisition of the 13 hotels occurred on January 1, 1999. The pro forma information does not purport to represent what the Company's results of operations would actually have been if such transactions, in fact, had occurred on January 1, 1999, nor does it purport to represent the results of operations for future periods.




                                    NINE MONTHS        NINE MONTHS
                                       ENDED              ENDED
                                      9/30/00            9/30/99
                                 ----------------   ----------------
Lease revenue ................   $13,478,526        $12,456,122
Net income ...................     3,322,365          2,427,727
Net income per share-basic and
 diluted .....................   $       .66        $       .55

     The pro forma information applies the Company's Percentage Lease Agreements to actual suite revenue and expenses of the 11 hotels acquired in 1999 and 2 hotels acquired in 2000 for the respective period in 1999 prior to acquisition by the Company. Net income also has been adjusted as follows: (1) depreciation has been adjusted based on the Company's basis in the hotels; (2) advisory expenses have been adjusted based on the Company's contractual arrangements; and (3) interest expense has been adjusted to reflect the acquisition as of the beginning of the periods; and (4) common stock raised during 1999 and 2000 to purchase these hotels has been adjusted to reflect issuances as of January 1, 1999.


(8) SUBSEQUENT EVENTS

     In October 2000 the Company declared and distributed to its shareholders approximately $1,394,865 ($.25625 per share) of which approximately $626,258 was reinvested in the purchase of additional shares. On October 26, 2000, the Company closed the sale to investors of 655,149 shares at $10 per share representing net proceeds to the Company of $5,896,336.

     In October 2000, the Company paid the remaining $3,500,000 balance on the $10,000,000 short-term loan in addition to $2,000,000 on the Hilton notes with net proceeds from the offering.

                         APPLE SUITES MANAGEMENT, INC.
                    CONSOLIDATED BALANCE SHEET (UNAUDITED)




                                                         SEPTEMBER 30,    DECEMBER 31,
                                                              2000            1999
                                                        --------------- ---------------
Current assets
Cash and cash equivalents .............................   $ 2,983,707     $ 2,395,000
Accounts receivables, net .............................     1,619,391         738,361
Inventories ...........................................       145,300         121,801
Other assets ..........................................       243,057           8,142
                                                          -----------     -----------
  Total Current Assets ................................     4,991,455       3,263,304
Non-current assets
Deferred franchise fees ...............................       618,971         562,851
                                                          -----------     -----------
Total Assets ..........................................   $ 5,610,426     $ 3,826,155
                                                          ===========     ===========
Liabilities and Shareholders' Deficit
Current liabilities
Accounts payable ......................................   $   299,181     $    48,586
Rent payable to Apple Suites, Inc. ....................     2,425,809       2,123,136
Due to third party manager ............................       461,605         454,147
Due to Apple Suites, Inc. .............................        13,069          28,991
Accrued expenses ......................................       863,518         624,346
Current portion of note payable to Apple Suites, Inc.         141,181          56,939
                                                          -----------     -----------
  Total Current liabilities ...........................     4,204,363       3,336,145
Non-current liabilities
Note payable to Apple Suites, Inc. ....................     1,650,761         631,014
                                                          -----------     -----------
Total Liabilities .....................................     5,855,124       3,967,159
Shareholders' deficit
Common Stock, no par value, 5,000 authorized;
  10 shares issued and outstanding ....................           100             100
Retained deficit ......................................      (244,798)       (141,104)
                                                          -----------     -----------
Total Shareholders' deficit ...........................      (244,698)       (141,004)
                                                          -----------     -----------
Total Liabilities and Shareholders' Deficit ...........   $ 5,610,426     $ 3,826,155
                                                          ===========     ===========

                See accompanying notes to financial statements.

                         APPLE SUITES MANAGEMENT, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       AND RETAINED DEFICIT (UNAUDITED)





                                                  FOR THE PERIOD                       FOR THE PERIOD
                                 THREE MONTHS      SEPTEMBER 1,       NINE MONTHS       SEPTEMBER 1,
                                    ENDED          1999 THROUGH          ENDED          1999 THROUGH
                                SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                     2000              1999               2000              1999
                               ---------------   ----------------   ---------------   ---------------
REVENUE
Suite revenue ..............   $10,112,731          $  961,604      $26,274,917          $  961,604
Other revenue ..............       539,807              59,548        1,431,358              59,548
                               ------------         ----------      ------------         ----------
  Total revenue ............    10,652,538           1,021,152       27,706,275           1,021,152
EXPENSES
Operating expense ..........     3,056,886             259,098        8,010,921             259,098
General and administrative .       791,866              85,676        2,201,464              85,676
Advertising and promotion .        944,689              93,237        2,380,732              93,237
Utilities ..................       495,993              26,101        1,097,414              26,101
Franchise fees .............       402,161              38,464        1,047,226              38,464
Management fees ............       383,954              40,769        1,063,326              40,769
Rent expense-Apple Suites,
  Inc. .....................     4,587,021             417,306       11,829,752             417,306
Interest expense ...........        40,055                 922           85,642                 922
Other ......................        37,178              14,503           93,492              14,503
                               ------------         ----------      ------------         ----------
  Total expenses ...........    10,739,803             976,076       27,809,969             976,076
Income before income taxes         (87,265)             45,076         (103,694)             45,076
Income taxes ...............            --              18,030               --              18,030
                               ------------         ----------      ------------         ----------
Net loss ...................   $   (87,265)         $   27,046      $  (103,694)         $   27,046
                               ============         ==========      ============         ==========
Retained deficit, beginning
  of period ................   $  (157,533)                 --      $  (141,104)                 --
                               ------------         ----------      ------------         ----------
Retained earnings (deficit),
  end of period ............   $  (244,798)         $   27,046      $  (244,798)         $   27,046
                               ============         ==========      ============         ==========

          See accompanying notes to consolidated financial statements.

                         APPLE SUITES MANAGEMENT, INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)




                                                                            FOR THE PERIOD
                                                                          SEPTEMBER 1, 1999
                                                    NINE MONTHS ENDED          THROUGH
                                                   SEPTEMBER 30, 2000     SEPTEMBER 30, 1999
                                                  --------------------   -------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net (loss) income ...........................       $  (103,694)           $   27,046
  Adjustments to reconcile net income to
   net cash provided by operating
   activities
   Amortization of deferred franchise
     fees .....................................            49,630                    --
   Changes in operating assets and
     liabilities:
   Receivables ................................          (881,030)             (454,004)
   Inventories ................................                --               (64,164)
   Other assets ...............................          (234,915)             (216,521)
   Due to Apple Suites, Inc. ..................           (15,922)                   --
   Rent payable to Apple Suites, Inc. .........         1,342,181               417,306
   Accounts payable ...........................           250,595                15,915
   Due to third party manager .................             7,458                    --
   Accrued expenses ...........................           239,248               851,417
                                                      -----------            ----------
       Net cash used in operating
        activities ............................           653,551               576,995
CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds from sale of common stock..........                --                   100
   Proceeds from promissory notes .............                --               263,350
   Repayments of notes payable ................           (64,845)                   --
                                                      -----------            ----------
       Net cash provided (used in)
        financing activities ..................           (64,845)              263,450
       Decrease in cash and cash
        equivalents ...........................           588,706               840,445
Cash and cash equivalents, beginning of
  period ......................................         2,395,000                    --
                                                      -----------            ----------
Cash and cash equivalents, end of period ......       $ 2,983,706            $  840,445
                                                      ===========            ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
NON-CASH TRANSACTIONS:
Notes payable-issued by Apple Suites, Inc.            $ 1,169,250            $  689,700
Payment of working capital by Apple
  Suites, Inc. ................................         1,040,000                    --
Payment of deferred franchise fees by
  Apple Suites, Inc. ..........................           105,750               567,900
Acquisition of inventory by Apple Suites,
  Inc. ........................................            23,500               121,800

          See accompanying notes to consolidated financial statements.

                         APPLE SUITES MANAGEMENT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                              SEPTEMBER 30, 2000


(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION

     Apple Suites Management, Inc. (the "Lessee") operates in one business segment. Each hotel is leased by the Company to the Lessee under a master hotel lease agreement ("Percentage Lease") having an initial term of ten years, subject to earlier termination at the option of the Company upon 30 days notice. The lease agreement provides for two optional five-year extensions. The Percentage Leases require base rent payments to be made to the Company on a monthly basis and additional quarterly payments to be made based upon percentages of suite and sundry revenue. Promus Hotels, Inc. or an affiliate ("Promus") manages the hotels under a management agreement with the Lessee. Promus Hotels, Inc. is a wholly-owned subsidiary of Hilton Hotel Corporation ("Hilton"). The hotels are located throughout the United States and are licensed with Homewood Suites(Reg. TM) by Hilton.

     Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.


(2) COMMITMENTS AND RELATED PARTIES

     The Percentage Leases expire in 2009 and 2010, subject to earlier termination by the Company upon 30 days notice. The Percentage Leases provide for two optional five-year extensions. The rent due for each hotel is the sum of a base rent and a percentage rent. Percentage rent is calculated on a quarterly basis by multiplying fixed percentages by the total amounts of year-to-date suite revenues with reference to specified threshold amounts known as breakpoints. Both the base rent and the breakpoints used in computing percentage rents are subject to annual adjustments based on increases in the Consumer Price Index ("CPI").

     The Lessee has entered into license agreements with Promus to operate the hotels as Homewood Suites(Reg. TM) by Hilton properties. These agreements have terms of 20 years and expire in 2019 and 2020. These agreements require the Lessee to, among other things, pay monthly franchise fees equal to 4% of suite revenue. License and franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by Promus to maintain uniformity in the system for Homewood Suites(Reg. TM) by Hilton. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage, and protection of marks. Compliance with such standards may from time to time require significant expenditures for capital improvements which will be borne by the Company. In addition, the agreements provide that Promus will manage the daily operations of the hotels and provide advertising and promotion to include access to the reservation system for

                         APPLE SUITES MANAGEMENT, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONTINUED)

(2) COMMITMENTS AND RELATED PARTIES - (CONTINUED)

Homewood Suites(Reg. TM) by Hilton. The Lessee pays Promus 4% of monthly suite revenue for the reservation assessment and 4% of total revenue for the management fee. Total expenses incurred by the Lessee for franchise fees, advertising and promotion fees, and management fees for the nine months ended September 30, 2000 and 1999 totaled $3,157,281 and $117,697, respectively.

     During 2000, the Lessee entered into various debt agreements with the Company. In conjunction with the 2000 acquisitions, the Lessee borrowed from the Company $105,750 for franchise fees and $23,500 for hotel supplies. In addition, in 2000 the Lessee borrowed $1,040,000 for working capital. The promissory notes relating to these debt agreements bear interest at a rate of 9% per annum. Principal and interest payments are due monthly.

     During 2000, the Lessee entered into two additional license agreements with Promus for the 2000 acquisitions to operate the hotels as Homewood Suites(Reg. TM) by Hilton. These agreements have terms of 20 years and expire in 2020.


(3) SHAREHOLDER'S EQUITY

     The Lessee requires or may require funds to capitalize its business to satisfy its obligations under Percentage Leases with the Company. To meet these objectives, the Lessee has two funding commitment agreements of $1 million each from Mr. Knight and Apple Suites Realty Group, Inc., ("ASRG"), respectively, (together "Payor"). ASRG is owned by Mr. Knight. The funding commitments are contractual obligations of the Payor to provide funds to the Lessee. Funds paid to the Lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the Lessee or the Lessee's payment obligations under the lease agreements and does not represent any indebtedness. The funding commitments terminate upon the expiration of the Percentage Leases, written agreement between the Payor and the Lessee, or payment of all commitments amounts by the Payor to the Lessee. As of September 30, 2000, no contributions have been made by the Payor to the Lessee.

                               APPLE SUITES, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
            AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)

     The  following  unaudited  Pro  Forma  Condensed Consolidated Statements of
Operations of Apple Suites, Inc. (the "Company") are presented as if the acquisitions of the Homewood Suites hotels from Promus Hotels, Inc. or its affiliates ("Promus"), which is now a wholly-owned subsidiary of Hilton Hotels Corporation ("Hilton"), and the proceeds from the $50 million refinancing loan and the $10 million short-term financing which paid off Hilton notes executed in 1999, had occurred at the beginning of the periods presented for the respective periods prior to acquisition by the Company and all of the hotels had been leased to Apple Suites Management, Inc. or its subsidiary (the "Lessee") pursuant to master hotel lease agreements. Such pro forma information is based in part upon the Consolidated Statements of Operations of the Company, the Pro Forma Statements of Operations of the Lessee and the historical Statements of Operations of the acquired hotels. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The following unaudited Pro Forma Condensed Consolidated Statements of Operations for the periods presented are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for future periods. The lease agreements between the Company and the Lessee were based on economic conditions existing at the time of acquisition. Application of these agreements to periods prior to the acquisition may not be meaningful.

FOR THE YEAR ENDED DECEMBER 31, 1999 (UNAUDITED)

                                                                           PRO FORMA ADJUSTMENTS
                                          ---------------------------------------------------------------------------------------
                                                 HOMEWOOD              HOMEWOOD              HOMEWOOD              HOMEWOOD
                             HISTORICAL           SUITES                SUITES                SUITES                SUITES
                            STATEMENT OF       ACQUISITION           ACQUISITION           ACQUISITION           ACQUISITION
                             OPERATIONS           (A I)                 (A II)               (A III)                (A IV)
                           -------------- --------------------- --------------------- --------------------- ---------------------
Revenue:
 Lease revenue ...........  $ 2,518,031       $  4,162,371 (B)      $  5,480,272 (B)      $  1,035,841 (B)      $  3,487,608 (B)
 Interest income and
  other revenue ..........      169,086                 --                    --                    --                    --
Expenses:
 Taxes, insurance and
  other ..................      426,592            822,599 (C)           647,225 (C)            93,884 (C)           444,161 (C)
 General and
  administrative .........      153,807            365,746 (D)           407,404 (D)            71,203 (D)           233,272 (D)
 Depreciation of real
  estate owned ...........      496,209            656,623 (E)           821,580 (E)           140,664 (E)           688,654 (E)
 Interest ................    1,245,044                 --                    --                    --             1,936,343 (F)

 Rent expense ............           --                 --                    --                    --               100,000 (H)
                            -----------      -------------          ------------          ------------          ------------
Total expenses ...........    2,321,652          1,844,968             1,876,209               305,751             3,402,430
                            -----------      -------------          ------------          ------------          ------------
Net income ...............  $   365,465          2,317,403             3,604,063               730,090                85,178
                            ===========      =============          ============          ============          ============
Earnings per
 common share:
Basic and Diluted ........  $      0.14
                            ===========
Basic weighted average
 common shares
 outstanding .............    2,648,196                 -- (G)           450,165 (G)           331,053 (G)           916,311 (G)
                            ===========
Diluted weighted
 average common
 shares outstanding ......    2,650,396                 -- (G)           450,165 (G)           331,053 (G)           916,311 (G)
                            ===========

                                  PRO FORMA             TOTAL
                                 ADJUSTMENTS          PRO FORMA
                           ---------------------- ----------------
Revenue:
 Lease revenue ...........                --        $ 16,684,123
 Interest income and
  other revenue ..........                --             169,086
Expenses:
 Taxes, insurance and
  other ..................                --           2,434,461
 General and
  administrative .........                --           1,231,432
 Depreciation of real
  estate owned ...........                --           2,803,730
 Interest ................     $  (1,245,044)(I)
                                   4,784,788 (J)
                                     207,033 (K)       6,928,164
 Rent expense ............                --             100,000
                               -------------        ------------
Total expenses ...........         3,746,777          13,497,787
                               -------------        ------------
Net income ...............        (3,746,777)       $  3,355,422
                               =============        ============
Earnings per
 common share:
Basic and Diluted ........                          $       0.77
                                                    ============
Basic weighted average
 common shares
 outstanding .............                -- (L)       4,345,725
                                                    ============
Diluted weighted
 average common
 shares outstanding ......                -- (L)       4,347,925
                                                    ============

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)

                                                                         PRO FORMA ADJUSTMENTS
                                                            ------------------------------------------------
                                                                   HOMEWOOD
                                            HISTORICAL              SUITES
                                           STATEMENT OF           ACQUISITION                                        TOTAL
                                            OPERATIONS              (A IV)                                         PRO FORMA
                                        -----------------   ----------------------                             -----------------
Revenue:
 Lease revenue ......................     $  11,829,752        $     1,648,774 (B)                   --          $  13,478,526
 Interest income and other
   revenue ..........................           222,504                     --                       --                222,504
Expenses:
 Taxes, insurance and other .........         1,610,940                237,170 (C)                   --              1,848,110
 General and administrative .........           843,363                 33,790 (D)                   --                877,153
 Depreciation of real estate
   owned ............................         2,019,742                295,715 (E)                   --              2,315,457
 Interest ...........................         5,023,329              1,452,257 (F)       $   (5,023,329)(I)
                                                                                              3,659,788 (J)
                                                                                                175,900 (K)          5,287,945
 Rent expense .......................                --                 50,000 (H)                   --                 50,000
                                          -------------        ---------------           --------------          -------------
Total expenses ......................         9,497,374              2,068,932               (1,187,641)            10,378,665
Net income ..........................     $   2,554,882        $       187,355           $    1,187,641          $   3,322,365
                                          =============        ===============           ==============          =============
Earnings per common share:
 Basic and Diluted ..................     $        0.58                                                          $        0.66
                                          =============                                                          =============
Basic weighted average common
 shares outstanding .................         4,419,681                532,996 (G)               80,894 (L)          5,033,571
                                          =============        ===============           ==============          =============
Diluted weighted average common
 shares outstanding .................         4,421,881                532,996 (G)               80,894 (L)          5,035,771
                                          =============        ===============           ==============          =============

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(A) Represents results of operations for the hotels acquired on a pro forma basis as if the hotels were owned by the Company at the beginning of the periods presented for the respective periods prior to acquisition by the Company, see below.

                                         DATE COMMENCED        DATE
      PROPERTY                             OPERATIONS        ACQUIRED
      ---------------------------------    ----------        --------
I     Homewood Suites-Dallas, TX             1990       September 1, 1999
I     Homewood Suites-Las Colinas, TX        1990       September 1, 1999
I     Homewood Suites-Plano, TX              1997       September 1, 1999
I     Homewood Suites-Richmond. VA         May 1998     September 1, 1999
I     Homewood Suites-Atlanta, GA            1990        October 1, 1999
---------------------------------------------------------------------------

II    Homewood Suites-Clearwater, FL    February 1998   November 24, 1999
II    Homewood Suites-Salt Lake, UT          1996       November 24, 1999
II    Homewood Suites-Atlanta, GA            1990       November 24, 1999
II    Homewood Suites-Detroit, MI            1990       November 24, 1999
II    Homewood Suites-Baltimore, MD       March 1998    November 24, 1999
---------------------------------------------------------------------------

III   Homewood Suites-Jackson, MS       February 1997   December 22, 1999
---------------------------------------------------------------------------

IV    Homewood Suites-Malvern, PA        January 1998      May 8, 2000
IV    Homewood Suites-Boulder, CO        January 1991     June 30, 2000

(B) Represents lease payment from the Lessee to the Company calculated on a pro foma basis by applying the rent provisions in the master hotel agreement to the historical room revenue of the hotels as if the beginning of the period was the beginning of the lease year. The base rent and the percentage rent will be calculated and paid based on the terms of the lease agreement. Refer to the Master Hotel Lease Agreement section to Report for details.

(C) Represents historical real estate and personal property taxes and insurance which will be paid by the Company pursuant to the Percentage Lease agreements. Such amounts are the historical amounts paid by the respective hotels.

(D) Represents the advisory fee of .25% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company for the year ended December 31, 1999 and the nine months ended September 30, 2000 plus anticipated legal and accounting fees, employee costs, salaries and other costs of operating as a public company for the year ended December 31, 1999.

(E) Represents the depreciation on the hotels acquired based on the purchase price, excluding amounts allocated to land, of $37,450,320 for the first acquisition, $34,954,481 for the second acquisition, $5,485,886 for the third acquisition, and $30,500,611 for the fourth acquisition for the period of time not owned by the Company. The weighted average life of the depreciable assets was 39 years. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.

(F) Represents the interest expense for the hotel acquisitions for the period in which the hotels were not owned in 1999 and the entire nine months in 2000, interest was computed using the interest rates of 8.5% on mortgage debt of $22,780,500 for the fourth acquisition that incurred at acquisition.

(G) Represents additional common shares assuming the properties were acquired at the beginning of the periods presented with the net proceeds from the "best efforts" offering of $9 per share (net $8.06 per share) for the first $15,000,000 and $10 per share (net $8.95 per share) for the remainder.

(H) Represents rent expense on the land lease at the Malvern, PA hotel. The Company accounts for the land lease as a operating lease.

(I) Represents the elimination of the historical interest expense which was replaced with the $60 million refinancing loan discussed in note J.

(J) Represents the interest expense on the Company's $50 million long-term refinancing loan at an interest rate of 9% and a portion of the $10 million short-term financing ($6,569,500) at an interest rate of one month LIBOR plus 200 basis points (8.67%) for the term of the financing (6 months).

(K)  Represents amortization of deferred financing costs.

(L) Represents additional common shares assuming the additions for the hotel improvement plan.

                          APPLE SUITES MANAGEMENT, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000

     The following unaudited Pro Forma Condensed Consolidated Statements of Operations of Apple Suites Management, Inc. or its subsidiary (the "Lessee") are presented as if the hotels purchased from Promus Hotels, Inc. or its affiliates ("Promus") which is now a wholly-owned subsidiary of Hilton Hotels Corporation, had been leased from Apple Suites, Inc. (the "Company") pursuant to master hotel lease agreements from the beginning of periods presented for the respective periods prior to acquisition by the Company. Further, the results of operations reflect the Management Agreement and License Agreement entered into between Promus and the Lessee or affiliate to operate the acquired hotels. The lease agreements between the Company and the Lessee were based on economic conditions existing at the time of of acquisition. Application of these agreements to periods prior to the acquisition may not be meaningful. Such pro forma information is based in part upon the Consolidated Statements of Operations of the Lessee and the Homewood Suites Hotels and should be read in conjunction with the financials statement contained herein.In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The following unaudited Pro Forma Condensed Consolidated Statements of Operations for the periods are not necessarily indicative of what the actual results of operations of the Lessee would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for the future periods.

FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                           PRO FORMA ADJUSTMENTS
                                                ---------------------------------------------------------------------------
                                                   HOMEWOOD       HOMEWOOD       HOMEWOOD      HOMEWOOD
                                   HISTORICAL       SUITES         SUITES         SUITES        SUITES
                                  STATEMENT OF   ACQUISITIONS   ACQUISITIONS   ACQUISITION   ACQUISITION
                                   OPERATIONS        (A I)         (A II)        (A III)        (A IV)
                                 -------------- -------------- -------------- ------------- -------------
Revenues:
 Suite revenue ................. $5,335,925     $ 9,818,797    $ 12,082,374   $ 2,230,952   $ 7,419,101             --
 Other income ..................    335,150         560,096         709,240       168,438       398,812             --
Expenses:
 Operating expenses ............  1,656,540       3,794,204       4,870,096       954,102     2,491,119             --
 General and administrative.....    494,377         250,317         300,399        77,381       105,719   $   (131,000) (B)
                                                                                                                50,000  (C)
 Advertising and promotion......    472,787         438,985         580,564       112,902       328,070     (1,262,049) (D)
                                                                                                             1,262,049  (E)
 Utilities .....................    199,907         354,113         551,359        75,639       270,079             --
 Taxes and insurance ...........         --         822,599         647,225        93,884       444,161     (2,007,869) (F)
 Depreciation expense ..........         --       1,783,021       2,217,128       426,986       714,411     (5,141,546) (G)
 Franchise fees ................    213,437         392,757         483,295        89,238       296,764     (1,262,049) (H)
                                                                                                             1,262,049  (I)
 Management fees ...............    226,136         311,275         383,599        71,982       234,000     (1,000,856) (J)
                                                                                                             1,467,512  (K)
 Rent expense--Apple
  Suites, Inc. .................  2,518,031              --              --            --            --     14,166,093  (L)
 Interest expense ..............     10,915              --              --            --            --             --
 Other .........................     20,049              --              --            --       100,000       (100,000) (M)
                                 -----------    -----------    ------------   -----------   -----------   ------------  ----
 Total expenses ................  5,812,179       8,147,271      10,033,665     1,902,114     4,984,323      7,302,334
 Income before income tax.......   (141,104)      2,231,622       2,757,949       497,276     2,833,590     (7,302,334)
 Income tax expense ............         --              --              --            --            --        350,800  (N)
                                 -----------    -----------    ------------   -----------   -----------   ------------
 Net income .................... $ (141,104)    $ 2,231,622    $  2,757,949   $   497,276   $ 2,833,590   $ (7,653,134)
                                 ===========    ===========    ============   ===========   ===========   ============




                                       TOTAL
                                     PRO FORMA
                                  ---------------
Revenues:
 Suite revenue .................    $ 36,887,149
 Other income ..................       2,171,736
Expenses:
 Operating expenses ............      13,766,061
 General and administrative.....
                                       1,147,193
 Advertising and promotion......
                                       1,933,308
 Utilities .....................       1,451,097
 Taxes and insurance ...........              --
 Depreciation expense ..........              --
 Franchise fees ................
                                       1,475,491
 Management fees ...............
                                       1,693,648
 Rent expense--Apple
  Suites, Inc. .................      16,684,124
 Interest expense ..............          10,915
 Other .........................          20,049
                                    ------------
 Total expenses ................      38,181,886
 Income before income tax.......         876,999
 Income tax expense ............         350,800
                                    ------------
 Net income ....................    $    526,199
                                    ============


FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                          PRO FORMA ADJUSTMENTS
                                                               -------------------------------------------
                                                                  HOMEWOOD
                                                HISTORICAL         SUITES
                                               STATEMENT OF     ACQUISITION                               TOTAL
                                                OPERATIONS         (A IV)                               PRO FORMA
                                             ----------------  -------------                         ---------------
Revenues:
 Suite revenue ............................    $ 26,274,917     $ 3,683,872                --         $ 29,958,789
 Other income .............................       1,431,358         186,300                --            1,617,658
Expenses:
 Operating expenses .......................       8,010,921       1,266,548                --            9,277,469
 General and administrative ...............       2,201,464          66,574     $     (12,000) (B)
                                                                                       25,000  (C)       2,281,038
 Advertising and promotion ................       2,380,732         165,562          (147,354) (D)
                                                                                      147,354  (E)       2,546,294
 Utilities ................................       1,097,414         130,722                --            1,228,136
 Taxes and insurance ......................              --         237,170          (237,170) (F)              --
 Franchise fees ...........................       1,047,226         147,354          (147,354) (H)
                                                                                      147,354  (I)       1,194,580
 Management fees ..........................       1,063,326         116,106          (116,106) (J)
                                                                                      165,307  (K)       1,228,633
 Rent expense--Apple Suites, Inc. .........      11,829,752              --         1,648,774  (L)      13,478,526
 Interest expense .........................          85,642              --                --               85,642
 Other ....................................          93,492          50,000           (50,000) (M)          93,492
                                               ------------     -----------     -------------  -----  ------------
Total expenses ............................      27,809,969       2,180,036         1,423,805           31,413,810
Income before income tax ..................        (103,694)      1,690,136        (1,423,805)             162,637
Income tax expense ........................              --              --            65,055  (N)          65,055
                                               ------------     -----------     -------------  -----  ------------
Net income (loss) .........................    $   (103,694)    $ 1,690,136     $  (1,488,860)        $     97,582
                                               ============     ===========     =============  =====  ============

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(A) Represents results of operations for the eleven Homewood Suites hotel acquisitions on a pro forma basis as if the hotels acquired were leased and operated by the Lessee at the beginning of the periods presented for the respective periods prior to acquisition by the Company, see below. The hotels acquired are as follows:

                                         DATE COMMENCED         DATE
      PROPERTY                             OPERATIONS         ACQUIRED
      --------------------------------- ---------------- ------------------
I     Homewood Suites-Dallas, TX             1990        September 1, 1999
I     Homewood Suites-Las Colinas, TX        1990        September 1, 1999
I     Homewood Suites-Plano, TX              1997        September 1, 1999
I     Homewood Suites-Richmond. VA         May 1998      September 1, 1999
I     Homewood Suites-Atlanta, GA            1990         October 1, 1999
---------------------------------------------------------------------------
II    Homewood Suites-Clearwater, FL     February 1998   November 24, 1999
II    Homewood Suites-Salt Lake, UT          1996        November 24, 1999
II    Homewood Suites-Atlanta, GA            1990        November 24, 1999
II    Homewood Suites-Detroit, MI            1990        November 24, 1999
II    Homewood Suites-Baltimore, MD       March 1998     November 24, 1999
---------------------------------------------------------------------------
III   Homewood Suites-Jackson, MS        February 1997   December 22, 1999
---------------------------------------------------------------------------
IV    Homewood Suites-Malvern, PA        January 1998       May 8, 2000
IV    Homewood Suites-Boulder, CO        January 1991      June 30, 2000

(B) Represents the elimination of the historical accounting fee allocated to the hotels by the prior owner.

(C) Represents the addition of the anticipated legal and accounting and other expenses to operate as a stand alone company.

(D) Represents the elimination of the historical advertising, training and reservation fee allocated to the hotels by the prior owner.

(E) Represents the addition of the marketing fee to be incurred under the new license agreements. The marketing fee is calculated based on the terms of the license agreements which is 4% of suite revenue.

(F) Represents the elimination of the taxes and insurance. Under the terms of the lease these expenses will be incurred by the Company and, accordingly, are reflected in the Company's Pro Forma Condensed Consolidated Statement of Operations.

(G) Represents the elimination of the depreciation expense. This expense will be reflected in the Company's Pro Forma Condensed Consolidated Statement of Operations.

(H) Represents the elimination of the historical franchise fee allocated to the hotels by the prior owner.

(I) Represents the addition of franchise fees to be incurred under the new license agreements. The franchise fees are calculated based on the terms of the agreement, which is 4% of suite revenue.

(J) Represents the elimination of the historical management fees allocated to the hotels by the prior owner.

(K) Represents the addition of the management fees of 4% of suite and other revenue and the accounting fee $1,000 per hotel per month to be incurred under the new management agreements for the period presented.

(L) Represents lease payments from the Lessee to the Company calculated on a pro forma basis by applying the rent provisions in the Percentage Leases to the historical room revenue of the hotels as if the beginning of the period was the beginning of the lease year. The base rent and the percentage rent will be calculated and paid based on the terms of the lease agreement. Refer to the Master Hotel Lease Agreement section to Report for details.

(M) Represents the elimination of rent expense for the land lease. The rent expense related to the land lease will be reflected on the Company's Pro Forma Condensed Consolidated Statement of Operations.

(N) Represents the combined state and federal income tax expense estimated on a combined rate of 40%.